Filed by Cyberonics, Inc.

pursuant to Rule 425 under the United States Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Companies: Cyberonics, Inc. and Sorin S.p.A.

(Subject Company Commission File No.: 000-19806;

Commission File No. for Registration Statement on Form S-4: 333-203510)

Press Release

SORIN AND CYBERONICS UNVEIL NAME OF COMBINED COMPANY: LIVANOVA™

LivaNova will deliver innovative solutions in cardiac surgery, neuromodulation and cardiac rhythm management to extend and enhance people’s lives

Milan, Italy and Houston, TX, June 25, 2015 — Sorin S.p.A., (MTA; Reuters Code: SORN.MI “Sorin”), a global medical device company and a leader in the treatment of cardiovascular diseases, and Cyberonics, Inc. (NASDAQ: CYBX, “Cyberonics”), a medical device company with core expertise in neuromodulation, today unveiled LivaNova as the name of their combined company, effective at the close of their proposed merger.

The name was chosen through a comprehensive market research process, including participation by employees of both companies worldwide, which produced several thousand proposed names. LivaNova embodies the spirit that will infuse the new company and evokes the essence of what makes the combination unique.

“LivaNova combines a derivation of the English word life with the Latin word for new, embodying our core mission of extending and enhancing life for patients,” said André-Michel Ballester, Sorin’s Chief Executive Officer and designated Chief Executive Officer of LivaNova. “Building on Sorin’s and Cyberonics’ strong legacies of medical innovation, our new name demonstrates our commitment to develop and deliver breakthrough therapeutic solutions for the benefit of patients and healthcare professionals.”

“The announcement of the LivaNova brand name marks another important step in combining our efforts as part of a global, unified company,” said Dan Moore, Cyberonics’ Chief Executive Officer and designated Chairman of LivaNova. “LivaNova will be at the forefront of technological innovation in more than 100 countries, so it is important that the combined company’s name effectively communicates our vision to extend and enhance people’s lives with cutting-edge medical technology.”

LivaNova will operate as three business units: Cardiac Surgery, Cardiac Rhythm Management and Neuromodulation, with operating headquarters in Mirandola (Italy), Clamart (France) and Houston (U.S.) respectively. The company will have a presence in over 100 countries around the world with approximately 4,500 employees.

Until the closing of the transaction, both companies will continue to operate separately under their current brand names and leadership structures. As previously announced, the transaction is expected to be completed by the end of the third calendar quarter of 2015 and is subject to approval by Cyberonics’ stockholders, the receipt of required regulatory clearances, and other customary closing conditions. The cross-border merger of Sorin with and into Livanova plc (formerly called Sand Holdco PLC) (“HoldCo”), the new company that was formed to acquire both Cyberonics and Sorin as part of the proposed merger, was approved by Sorin’s shareholders at its extraordinary shareholders’ meeting held on May 26, 2015.

About Sorin Group

Sorin (www.sorin.com) is a global, medical device company and a leader in the treatment of cardiovascular diseases. Sorin develops, manufactures, and markets medical technologies for cardiac surgery and for the treatment of cardiac rhythm disorders.  With approximately 3,900 employees worldwide, Sorin focuses on two major therapeutic areas: Cardiac Surgery (cardiopulmonary products for open heart surgery and heart valve repair or replacement products) and Cardiac Rhythm Management (pacemakers, defibrillators and non invasive monitoring to diagnose and deliver anti- arrhythmia therapies as well as cardiac resynchronization devices for heart failure treatment). Every year, over one million patients are treated with Sorin devices in more than 100 countries.

About Cyberonics

Cyberonics (www.cyberonics.com) is a medical device company with core expertise in neuromodulation. The company developed and markets the Vagus Nerve Stimulation (VNS) Therapy System, which is FDA-approved for the treatment of refractory epilepsy and treatment-resistant depression. The VNS Therapy® System uses a surgically implanted medical device that delivers pulsed electrical signals to the vagus nerve. Cyberonics markets the VNS Therapy system in selected markets worldwide. Cyberonics also has CE Mark for the VITARIA™ System, providing autonomic regulation therapy for chronic heart failure.

Important Information for Investors and Shareholders

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended (the “Securities Act”), and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

HoldCo has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of Cyberonics, Inc. (“Cyberonics”) that also constitutes a preliminary prospectus of HoldCo (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN S.P.A., CYBERONICS, HOLDCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus (once it becomes available) and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC (1) on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations through its website at www.cyberonics.com (for documents to be made available to Cyberonics shareholders) or (2) on Sorin’s website at www.sorin.com (for documents to be made available to Sorin shareholders).

The release, publication or distribution of this press release in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the extraordinary meeting of Sorin shareholders, Sorin has voluntarily made available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), HoldCo is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The merger agreement and the merger of Sorin into HoldCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article [13.1.(v)] of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin has not and will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin, Cyberonics and HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act) concerning Cyberonics, Sorin, HoldCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics, Sorin, and HoldCo as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or HoldCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the applicable safe harbor provisions of the Exchange Act and the Securities Act described above. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics, Sorin, and HoldCo to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems;  changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and HoldCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB)  by Sorin;  risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and HoldCo and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB by Sorin. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. None of Cyberonics, Sorin andHoldCo gives any assurance (1) that any of Cyberonics, Sorin or HoldCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

Contacts:

For Sorin Group:
Investors
Demetrio Mauro	Francesca Rambaudi
Chief Financial Officer	Director, Investor Relations
Sorin Group	Sorin Group
Tel: +39 02 69969 512	Tel: +39 02 69969716
e-mail: investor.relations@sorin.com	e-mail: investor.relations@sorin.com

Media

Gabriele Mazzoletti
Director, Corporate Communications
Sorin Group
Tel: +39 02 69 96 97 85
Mobile: +39 348 979 22 01
e-mail: corporate.communications@sorin.com

Edward Simpkins	Kal Goldberg Finsbury
Finsbury (London)	(New York) Tel: +(1)
Tel: +44 7958 421 519	646-805-2000
e-mail: edward.simpkins@finsbury.com	e-mail: kal.goldberg@finsbury.com

For Cyberonics Inc:
Investors	Media
Greg Browne	Andrew Cole/Chris Kittredge
Chief Financial Officer	Sard Verbinnen & Co (New York)
Cyberonics, Inc.	Tel: +(1) 212-687-8080
Tel: +(1) 281-228-7262	London: Conrad Harrington
e-mail: ir@cyberonics.com	Tel: +44 (0)20 3178 8914

5